Exhibit 99.1

WEST MARINE INC. TO BE ACQUIRED BY MONOMOY CAPITAL PARTNERS FOR $12.97 PER SHARE.

Watsonville, CA, June 29, 2017 - West Marine, Inc. (“West Marine”), a leading omni-channel specialty retailer exclusively offering boating gear, apparel, footwear and other waterlife-related products, and Monomoy Capital Partners (“Monomoy”), a New York-based private equity fund, announced today that they have executed a definitive merger agreement under which a wholly owned affiliate of Monomoy will acquire all of the outstanding shares of common stock of West Marine at $12.97 per share in cash, which represents a total equity value of $338 million. This price represents a premium of 32% over the 30-day average performance of West Marine’s stock price reported on NASDAQ.

“We are excited to be joining forces with Monomoy Capital Partners as we believe it is in the best interests of our stockholders, customers and associates,” said Matt Hyde, West Marine’s President and CEO. “In addition to providing our stockholders with a significant premium to the current share price, this transaction ensures that West Marine can continue to offer outstanding value to our customers who recreate on the water and provide a rewarding workplace for our associates.”

Daniel Collin, Co-Chief Executive Officer of Monomoy Capital Partners, L.P. said: “We are excited to welcome West Marine to the Monomoy portfolio. We have long admired West Marine and the unique value the company provides for its loyal customers and world class associates. We strongly support West Marine’s vision for the future, strategic initiatives, and culture. We are excited to invest in and work together with the company's management team to continue to lead the industry.”

Company founder and board member, Randy Repass, has entered into a voting agreement whereby he and his affiliated entities over which he has sole or shared voting have agreed to vote shares representing approximately 20% of the Company's voting power in favor of the transaction. Following the close of the transaction, West Marine will be privately held and continue to be operated independently by the Company's management team.

The transaction, which has been unanimously approved by West Marine’s Board of Directors, is expected to close in the third quarter of this year, subject to West Marine’s stockholder approval and other customary closing conditions. Guggenheim Securities, LLC acted as financial advisor, and Sidley Austin LLP acted as legal advisor, to West Marine. Jefferies LLC acted as financial advisor, and Kirkland & Ellis, LLP acted as legal advisor, to Monomoy.

About West Marine

Each person has a unique connection to the water. At West Marine (westmarine.com, NASDAQ: WMAR), our knowledge, enthusiasm and products prepare boaters and other waterlife adventurers to foster that connection and explore their passions. With more than 250 stores located in 38 states and Puerto Rico and an eCommerce website reaching domestic, international and professional customers, West Marine is recognized as a leading Waterlife Outfitter for power boaters, sailors, anglers, watersport and paddlesport enthusiasts. Since first opening our doors in 1968, West Marine associates continue to share the same love for the water as our customers and provide helpful advice on the gear and gadgets they need to be safe and have fun.

About Monomoy Capital Partners

Monomoy Capital Partners is a private equity firm with $1.5 billion in committed capital. Through its three fund vehicles, Monomoy makes controlling investments in lower middle market businesses in the manufacturing, distribution, consumer products and foodservice sectors. Over the past eleven years, Monomoy has closed over 45 middle market acquisitions, and its companies have produced over $2.5 billion in combined sales and employed more than 5,000 associates across four continents. To learn more about Monomoy and its portfolio, please visit the firm’s website at www.mcpfunds.com.

Special Note Regarding Forward-Looking Statements

This press release includes “forward-looking” information (as defined in the Private Securities Litigation Reform Act of 1995), including statements that are predictive or express expectations that depend on future events or conditions that involve risks and uncertainties. These risks and uncertainties include, among other things, statements about future financial and operating results; benefits of the transaction to customers, stockholders and associates; the financing of the transaction and other statements regarding the proposed transaction.  West Marine’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to:

•	failure of West Marine’s stockholders to adopt the merger agreement or that the parties will otherwise be unable to consummate the merger on the terms set forth in the merger agreement;

•	the risk that required governmental approvals of the merger will not be obtained;

•	the potential difficulties in employee retention due to the announcement and pendency of the proposed transaction;

•	the response of customers, vendors, suppliers and business partners to the announcement of the proposed transaction;

•	litigation in respect of either company or the merger; and

•	disruption from the merger making it more difficult to maintain certain important relationships.

The forward-looking statement contained in this press release are also subject to other risks and uncertainties, including the risk factors set forth in West Marine’s annual report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K). The forward-looking statements in this press release are based on information available to West Marine as of the date hereof, and except as required by applicable law, West Marine assumes no responsibility to update any forward-looking statements as a result of new information, future events or otherwise.

Important Information For Investors and Stockholders

This communication is being made in respect of the proposed merger transaction involving Monomoy and West Marine. This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. The proposed merger will be submitted to the stockholders of West Marine for their consideration. In connection therewith, West Marine intends to file relevant materials with the SEC, including a definitive proxy statement. However, such documents are not currently available. The definitive proxy statement will be provided to the stockholders of West Marine. Before making any voting or any investment decision, investors and security holders are urged to read the definitive proxy statement regarding the proposed transaction and any other relevant documents filed or to be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of the definitive proxy statement, any amendments or supplements thereto and other documents containing important information about Monomoy and West Marine, once such documents are filed with the SEC, at the SEC’s Internet site at www.sec.gov. Copies of the documents filed with the SEC by West Marine will be available free of charge on West Marine’s website at www.westmarine.com under the heading “Investor Relations.” Stockholders of West Marine may also obtain a free copy of the definitive proxy statement and the filings with the SEC that will be incorporated by reference in the proxy statement by contacting our Secretary at 500 Westridge Drive, Watsonville, California 95076, Phone: 831-728-2700.

West Marine and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies of West Marine’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of West Marine is set forth in West Marine’s annual report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 28, 2017, and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 21, 2017 and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation of the stockholders of West Marine and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary and definitive proxy statements and other relevant materials to be filed with the SEC when they become available

Contact: West Marine, Inc.

Jeffrey Lasher, Executive Vice President and Chief Financial Officer

(831) 761-4229